PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated February 20, 2015)	Registration No. 333-201797

Common Stock

This prospectus supplement No. 1 (this "Supplement") supplements and amends certain information contained in the prospectus dated February 20, 2015 (the "Prospectus"), which is part of a registration statement on Form S-3 (Registration No. 333-201797) relating to the resale by the selling security holders of up to an aggregate of 13,302,037 shares of our common stock, including shares issuable upon conversion of certain 8% convertible subordinated debentures and accompanying warrants and 1,294,000 shares of common stock sold to one investor.

This Supplement should be read in conjunction with, and delivered with, the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information in this Supplement supersedes the information contained in the Prospectus.

We are filing this Supplement to reflect (i) the transfer of certain of the 8% convertible subordinated debentures and certain of the warrants; (ii) the reduction in shares issuable upon conversion of the debentures as a result of prior conversions and accelerated and monthly redemptions of the debentures; and (iii) updated ownership information based on information provided by the Selling Stockholders as of October 15, 2016. The table appearing under the caption "Selling Stockholders" beginning on page 30 of the Prospectus is hereby amended and restated to read as set forth on the following pages.

Investing in our securities involves a high degree of risk. See "Risk Factors" beginning on page 5 of the Prospectus and in the other documents incorporated by reference in the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 8, 2016

	Number of	Maximum Number
	Shares Owned	of Shares to be Sold		Number of
	Prior to	Pursuant to this		Shares Owned
Name of Selling Stockholder	Offering(1)	Prospectus(2)		After Offering(3)

1837 Partners LP(4)	263,973	53,211	(5)	223,042
1837 Partners Ltd(4)	269,217	128,972	(6)	170,008
1837 Partners QP LP(4)	697,997	87,271	(7)	630,866
Anson Investments Master
Fund LP(8)	125,000	162,500	(8)	-
Compass HTV LLC(9)	38,656	50,253	(10)	-
Compass Offshore HTV Pcc
Limited(9)	35,683	46,388	(11)	-
DBTCO(12)	67,581	87,856	(12)	-
Empery Asset Master, LTD(13)	165,905	212,639	(14)	-
Empery Tax Efficient, LP(13)	43,417	55,648	(15)	-
Empery Tax Efficient II, LP(13)	309,172	396,264	(16)	-
High Tide Trust(17)	53,885	70,051	(17)	-
Hudson Bay Master Fund
Ltd.(18)	730,276	949,359	(18)	-
Intracoastal Capital LLC(19)	125,000	162,500	(19)
Iron Road Multi-Strategy
Fund LP(4)	240,814	35,727	(20)	213,332
MFP Partners, L.P.(21)	3,197,838	1,663,740	(21)	1,180,722
OTA LLC(22)	407,500	520,000	(22)	-
Vertex Enhanced Income
Fund(23)	254,065	330,285	(23)	-
Wolverine Flagship Fund
Trading Limited(24)	497,439	630,824	(24)	-
Yellowjacket, LP(25)	127,970	166,361	(25)	-

________

(1) Includes shares of our common stock owned as reported by each selling stockholder on or about October 15, 2016, plus (i) where indicated in subsequent footnotes, shares issued upon partial or full conversion of debentures between October 28, 2016 and November 1, 2016; and (ii) shares issuable upon conversion of outstanding debentures and exercise of warrants, without giving effect to the contractual requirement to have registered 130% of the shares originally issuable upon conversion and exercise of the securities sold in December 2014. Refer to the applicable footnotes in Column 3 further details, including the actual number of shares that may be issued upon conversion of the remaining portion of the debentures and upon exercise of the outstanding warrants.

(2) Represents 130% of the shares of common stock issuable pursuant to the terms of the debentures and warrants, in each case without regard to any restrictions or limitations on the number of shares of common stock issuable pursuant to the terms of the debentures or warrants. The excess above actual shares issuable upon conversion and exercise applies only to unconverted debentures and unexercised warrants and not to shares that have been issued upon conversion that have not yet been sold by the respective selling stockholder.

(3) Assumes sale of all of the remaining shares issued or issuable upon conversion of debentures and upon exercise of warrants.

(4) Frances Tuite exercises voting and dispositive power over the shares held by 1837 Partners LP, 1837 Partners LTD, 1837 Partners QP LP and Iron Road Multi-Strategy Fund LP. Mr. Tuite disclaims any beneficial ownership of these shares.

(5) 1837 Partners LP's debentures have been converted, and a portion of the underlying shares have been previously sold. Number of Shares Owned Prior to Offering includes shares purchased in the open market, unsold conversion shares and the shares issuable upon exercise of warrants. Maximum Number of Shares to be Sold includes (i) 12,149 shares issued upon conversion of the debenture; and (ii) 28,782 shares issuable upon exercise of warrants, both as increased by the contractual 30% overage.

(6) 1837 Partners Ltd's debentures have been converted, and a portion of the underlying shares have been previously sold. Number of Shares Owned Prior to Offering includes shares purchased in the open market, unsold conversion shares and the shares issuable upon exercise of warrants. Maximum Number of Shares to be Sold includes (i) 16,566 shares issued upon conversion of the debenture; and (ii) 82,643 shares issuable upon exercise of warrants, both as increased by the contractual 30% overage.

(7) 1837 Partners QP LP debentures have been converted, and a portion of the underlying shares have been previously sold. Number of Shares Owned Prior to Offering includes shares purchased in the open market, unsold conversion shares and the shares issuable upon exercise of warrants. Maximum Number of Shares to be Sold includes (i) 34,882 shares issued upon conversion of the debenture; and (ii) 32,249 shares issuable upon exercise of warrants, both as increased by the contractual 30% overage.

(8) Moez Kassam exercises voting and dispositive power over the shares held by Anson Investments Master Fund LP. Mr. Kassam disclaims any beneficial ownership of these shares. Anson's debentures have been converted, and the underlying shares have been previously sold. Maximum Number of Shares to be Sold includes 125,000 shares issuable upon exercise of warrants, as increased by the contractual 30% overage.

(9) MIO Partners, a registered investment advisor, is the manager of Compass HTV LLC ("Compass HTV") and Compass Offshore HTV PCC Limited ("Compass Offshore" and has discretionary authority to vote and dispose of the securities held by these funds. MIO Partners disclaims any beneficial ownership of these securities.

(10) Maximum Number of Shares to be Sold by Compass HTV includes 38,656 shares issuable upon conversion of its outstanding debenture, as increased by the contractual 30% overage. Does not include any shares issuable upon conversion of interest as the amount is not precisely determinable until the date of conversion. The number of shares issuable upon conversion will continue to decrease with monthly redemptions through March 2017, if not earlier converted.

(11) Maximum Number of Shares to be Sold by Compass Offshore includes 35,683 shares issuable upon conversion of its outstanding debenture, as increased by the contractual 30% overage. Does not include any shares issuable upon conversion of interest as the amount is not precisely determinable until the date of conversion. The number of shares issuable upon conversion will continue to decrease with monthly redemptions through March 2017, if not earlier converted.

(12) Tom F. Peckosh exercises voting and dispositive power over the shares held by DBTCO. Mr. Peckosh disclaims any beneficial ownership of these shares. Maximum Number of Shares to be Sold by DBTCO includes 67,581 shares issuable upon conversion of its outstanding debenture, as increased by the contractual 30% overage. Does not include any shares issuable upon conversion of interest as the amount is not precisely determinable until the date of conversion. The number of shares issuable upon conversion will continue to decrease with monthly redemptions through March 2017, if not earlier converted.

(13) Empery Asset Management LP, the authorized agent of Empery Asset Master Ltd ("EAM"), Empery Tax Efficient LP ("ETE") and Empery Tax Efficient II, LP ("ETE II"), has discretionary authority to vote and dispose of the shares held by EAM, ETE and ETE II and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by EAM, ETE and ETE II. Each of EAM, ETE, ETE II, Mr. Hoe and Mr. Lane disclaim any beneficial ownership of these shares.

(14) A portion of EAM's debentures have been converted, and the underlying shares have been previously sold. Maximum Number of Shares to be Sold by EAM includes (i) 27,790 shares issuable upon conversion of its outstanding debenture and (ii) 127,990 shares issuable upon exercise of outstanding warrants, both as increased by the contractual 30% overage. Also includes 10,125 shares issued to EAM on October 28, 2016 upon partial conversion of its debenture because our most recent ownership information does not inform us as to whether those shares have been sold. Does not include any shares issuable upon conversion of interest as the amount is not precisely determinable until the date of conversion. The number of shares issuable upon conversion will continue to decrease with monthly redemptions through March 2017, if not earlier converted.

(15) A portion of ETE's debentures have been converted, and the underlying shares have been previously sold. Maximum Number of Shares to be Sold by ETE includes (i) 7,273 shares issuable upon conversion of its outstanding debenture and (ii) 33,494 shares issuable upon exercise of outstanding warrants, both as increased by the contractual 30% overage. Also includes 2,650 shares issued to ETE on October 28, 2016 upon partial conversion of its debenture because our most recent ownership information does not inform us as whether those shares have been sold. Does not include any shares issuable upon conversion of interest as the amount is not precisely determinable until the date of conversion. The number of shares issuable upon conversion will continue to decrease with monthly redemptions through March 2017, if not earlier converted.

(16) A portion of ETE II's debentures have been converted, and the underlying shares have been previously sold. Maximum Number of Shares to be Sold by ETE II includes (i) 51,789 shares issuable upon conversion of its outstanding debenture and (ii) 238,516 shares issuable upon exercise of outstanding warrants, both as increased by the contractual 30% overage. Also includes 18,867 shares issued to on October 28, 2016 upon partial conversion of its debenture because our most recent ownership information does not inform us as to whether those shares have been sold. Does not include any shares issuable upon conversion of interest as the amount is not precisely determinable until the date of conversion. The number of shares issuable upon conversion will continue to decrease with monthly redemptions through March 2017, if not earlier converted.

(17) Diane W. Shoda is the Trustee of High Tide Trust and in such capacity exercises voting and dispositive power over the shares held by High Tide Trust. She disclaims beneficial ownership of these shares. The debenture was converted in full on November 1, 2016. Maximum Number of Shares to be Sold by High Tide Trust includes (i) 13,885 shares issued upon conversion of its outstanding debenture and (ii) 40,000 shares issuable upon exercise of outstanding warrants, as increased by the contractual 30% overage.

(18) Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities. A portion of Hudson Bay's debentures have been converted, and the underlying shares have been previously sold. Maximum Number of Shares to be Sold by Hudson Bay Master Fund Ltd. includes (i) 176,557 shares issuable upon conversion of its outstanding debenture and (ii) 600,000 shares issuable upon exercise of outstanding warrants, both as increased by the contractual 30% overage. Does not include any shares issuable upon conversion of interest as the amount is not precisely determinable until the date of conversion. The number of shares issuable upon conversion will continue to decrease with monthly redemptions through March 2017, if not earlier converted.

(19) Mitchell P. Kopin and Daniel B. Asher, each of whom are managers of Intracoastal Capital LLC ("Intracoastal"), have shared voting control and investment discretion over the securities owned by Intracoastal, and as such, may be deemed to have beneficial ownership of such shares. Mr. Asher is also a control person of a broker-dealer. As a result of such common control, Intracoastal may be deemed to be an affiliate of a broker-dealer. Intracoastal acquired the warrants, the underlying shares of which are available for resale pursuant to the Prospectus and this Supplement, in the ordinary course of business, and at the time of acquisition of the warrants, Intracoastal did not have any arrangements or understandings with any person to distribute such securities. Maximum Number of Shares to be Sold includes 125,000 shares issuable upon exercise of warrants, as increased by the contractual 30% overage.

(20) Iron Road Multi-Strategy Fund LP's debentures have been converted, and a portion of the underlying shares have been previously sold. Number of Shares Owned Prior to Offering includes shares purchased in the open market, unsold conversion shares and the shares issuable upon exercise of warrants. Maximum Number of Shares to be Sold includes (i) 8,157 shares issued upon conversion of the debenture; and (ii) 19,325 shares issuable upon exercise of warrants, both as increased by the contractual 30% overage.

(21) Michael Price exercises voting and dispositive power over the shares held by MFP Investors LLC. Mr. Price disclaims any beneficial ownership of these shares. MFP's debenture has been converted, and the underlying shares are included in its Number of Shares Owned Prior to Offering total. Maximum Number of Shares to be Sold includes (i) 84,415 shares issued upon conversion of its debenture; (ii) 200,000 shares issuable upon exercise of warrants, both as increased by the contractual 30% overage; and (iii) 1,294,000 shares that were sold to MFP in a private placement in December 2014.

(22) OTA, LLC ("OTA") is a broker-dealer. Ira Leventhal, a senior managing director of OTA, exercises voting and dispositive power over the securities held by OTA. OTA acquired the warrants, the underlying shares of which are available for resale pursuant to the Prospectus and this Supplement, in the ordinary course of business, and at the time of acquisition of the warrants, OTA did not have any arrangements or understandings with any person to distribute such securities. Number of Shares Owned Prior to Offering includes 407,500 shares issuable upon exercise of warrants. Maximum Number of Shares to be Sold includes 400,000 shares issuable upon exercise of warrants, as increased by the contractual 30% overage.

(23) Tim Logie and Matthew Wood exercise voting and dispositive power over the shares held by Vertex Enhanced Income Fund. Mr. Logie and Mr. Wood each disclaim any beneficial ownership of these shares. Maximum Number of Shares to be Sold by Vertex includes (i) 68,961 shares issuable upon conversion of its outstanding debenture and (ii) 200,000 shares issuable upon exercise of outstanding warrants, both as increased by the contractual 30% overage. Does not include any shares issuable upon conversion of interest as the amount is not precisely determinable until the date of conversion. The number of shares issuable upon conversion will continue to decrease with monthly redemptions through March 2017, if not earlier converted.

(24) Wolverine Asset Management, LLC ("WAM") is the investment manager of Wolverine Flagship Fund Trading Limited ("Wolverine") and has voting and dispositive power over these securities. The sole member and manager of WAM is Wolverine Holdings, L.P. ("Wolverine Holdings"). Robert R. Bellick and Christopher L. Gust, in their capacity as investment managers of Wolverine Holdings, may be deemed to control Wolverine Trading Partners, Inc., the general partner of Wolverine Holdings. Mr. Bellick and Mr. Gust disclaim any beneficial ownership of these shares. Wolverine has advised us that it is affiliated with a broker-dealer; however, it has certified to us that it purchased the debentures and warrants in the ordinary course of business and further, that it does not have any agreements, understandings, directly or indirectly, with any person to distribute the shares of Common stock issuable pursuant to the debentures or warrants. A portion of Wolverine's debenture has been converted, and a portion of the underlying shares have been previously sold. Maximum Number of Shares to be Sold by Wolverine includes (i) 25,948 shares previously issued upon conversion of the debenture that we were advised as of October 14, 2016 had not been sold and; (ii) 26,877 shares issued upon conversion on November 1, 2016. As to those 52,825 shares, our most recent beneficial ownership information does not inform us as to whether those shares have been sold as of the date of this table. Also includes (iii) 94,614 shares issuable upon conversion of its remaining outstanding debenture and (iv) 350,000 shares issuable upon exercise of outstanding warrants, both as increased by the contractual 30% overage. Does not include any shares issuable upon conversion of interest as the amount is not precisely determinable until the date of conversion. The number of shares issuable upon conversion will continue to decrease with monthly redemptions through March 2017, if not earlier converted.

(25) Robert W. Lishman, Jr., the general partner of Yellowjacket, LP ("Yellowjacket"), has discretionary authority to vote and dispose of the shares held by Yellowjacket and may be deemed to be the beneficial owner of these shares. Mr. Lishman disclaims beneficial ownership of these securities. Yellowjacket's debenture has been converted, and the underlying shares are included in Number of Shares Owned Prior to Offering. Includes 90,000 shares issuable upon exercise of warrants, as increased by the contractual 30% overage.